United States securities and exchange commission logo





                                June 27, 2022

       Fl  via Pavie
       General Counsel
       Eve Holding, Inc.
       1400 General Aviation Drive
       Melbourne, FL 32935

                                                        Re: Eve Holding, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 1, 2022
                                                            File No. 333-265337

       Dear Ms. Pavie:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that each selling securityholder paid for
such securities.
   2.                                                   Disclose the exercise
prices of the warrants compared to the market price of
                                                        the underlying
security. If the warrants are out the money, please disclose the likelihood that warrant holders
will not exercise their warrants. Provide similar disclosure in the prospectus summary,
risk factors, MD&A and use of proceeds sections and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on the ability of your
company to fund your operations on a prospective basis with your current cash on hand.
 Fl  via Pavie
FirstName  LastNameFl  via Pavie
Eve Holding, Inc.
Comapany
June       NameEve Holding, Inc.
     27, 2022
June 27,
Page 2 2022 Page 2
FirstName LastName
3. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that a portion of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 11

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 89

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Embraer Aircraft Holding, Inc., a beneficial owner of over 90% of your shares of common stock, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.
General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that that each selling securityholder acquired their shares and warrants and the price that the public securityholders acquired their shares and warrants.
         Disclose for each applicable selling securityholder that while such selling securityholder may experience a positive rate of return based on the current trading price,
 Fl  via Pavie
Eve Holding, Inc.
June 27, 2022
Page 3
         the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
         Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any questions.



FirstName LastNameFl  via Pavie                                  Sincerely,
Comapany NameEve Holding, Inc.
                                                                Division of
Corporation Finance
June 27, 2022 Page 3                                            Office of
Manufacturing
FirstName LastName